1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

January 19, 2024

Via Edgar

U.S. Securities and Exchange Commission
Division of Investment Management

100 F Street N.E.
Washington, DC 20549
Attn: Mr. Michael Rosenberg

Re:	Morgan Stanley Direct Lending Fund Registration Statement on Form N-2 File No. 333-276056

Dear Mr. Rosenberg:

On behalf of Morgan Stanley Direct Lending Fund (the “Company”), this letter responds to the comment issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a phone call on January 18, 2024 between Thankam Varghese of the Staff and Matthew Carter of Dechert LLP, counsel to the Company, relating to the Company’s registration statement on Form N-2 (File No. 333-276056) that was filed with the SEC on January 16, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comment is included in this letter, and the comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	Please remove the disclosure on the cover page regarding the non-binding indications of interest from certain institutional investors and consider caveating any additional disclosure regarding such indications of interest.

Response:

As requested, the Company has today filed pre-effective amendment number 2 to the Registration Statement that has removed the disclosure from the cover page regarding the non-binding indications of interest. The Company has reviewed the remaining disclosure in the Registration Statement regarding the indications of interest received from certain institutional investors and believes that the disclosure appropriately notes the non-binding nature of such indications of interest and that such investors may not purchase any shares in the offering.

January 19, 2024 Page 2

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Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com or Thomas Friedmann at (617) 728-7120 or by email at thomas.friedmann@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, Morgan Stanley Direct Lending Fund

Orit Mizrachi, Morgan Stanley Direct Lending Fund

Michael Occi, Morgan Stanley Direct Lending Fund

David Pessah, Morgan Stanley Direct Lending Fund

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP

Jonathan Gaines, Dechert LLP